Exhibit 21.1
Subsidiaries of Science 37 Holdings, Inc.

Jurisdiction of
Name of Subsidiary	Organization

Science 37, Inc.	Delaware
Diversity in Clinical Research Foundation	Delaware
Science 37 s.r.o	Slovak Republic
Science 37 Switzerland GmbH	Switzerland
Science 37 UK Limited	England and Wales